SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)



UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*


PHI, Inc.

--------------------------------

(Name of Issuer)





NON-VOTING COMMON STOCK, PAR VALUE OF $0.10 PER SHARE
VOTING COMMON STOCK, PAR VALUE OF $0.10 PER SHARE

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(Title of Class of Securities)




69336T205
69336T106

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(CUSIP Number)




Christopher E. Olin
Alesia Asset Management LLC
22287 Mulholland Highway, Suite 180
Calabasas, CA 91302
(818) 458-8459

----------------------------------------

(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)





November 12, 2018

----------------

(Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement

on Schedule 13G to report the acquisition that is the

subject of this Schedule 13D, and is filing this

schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),

check the following box [ ].



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all

exhibits. See Section 240.13d-7 for other parties to whom

copies are to be sent.



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect

to the subject class of securities, and for any subsequent

amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 or otherwise subject to the

liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





CUSIP NO. 69336T205
	  69336T106



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1.       Names of Reporting Persons



         Alesia Value Fund LLC



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         WC


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	California

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Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        65,689 shares
Owned by Each						   of Non-Voting
Reporting Person With:					   Common Stock

		        (9)     Sole Dispositive Power     0

		        (10)   	Shared Dispositive Power   65,689 shares
							   of Non-Voting
							   Common Stock



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11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       65,689 shares of Non-Voting Common Stock

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12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 11



       0.5% of the outstanding shares of Non-Voting Common Stock

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14.    Type of Reporting Person

       OO



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1.       Names of Reporting Persons



         Alesia Asset Management LLC



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         AF


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	California

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Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        65,689 shares
Owned by Each						   of Non-Voting
Reporting Person With:					   Common Stock

		        (9)     Sole Dispositive Power     0

		        (10)   	Shared Dispositive Power   65,689 shares
							   of Non-Voting
							   Common Stock



----------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       65,689 shares of Non-Voting Common Stock

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12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 11



       0.5% of the outstanding shares of Non-Voting Common Stock

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14.    Type of Reporting Person

       IA



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1.       Names of Reporting Persons



         Alesia Investment Management LLC



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         OO


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	California

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Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        292,988 shares
Owned by Each						   of Non-Voting
Reporting Person With:					   Common Stock

		        (9)     Sole Dispositive Power     0

		        (10)   	Shared Dispositive Power   292,988 shares
							   of Non-Voting
							   Common Stock




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11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       292,988 shares of Non-Voting Common Stock
       (See Item 5)

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12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 11



       2.3% of the outstanding shares of Non-Voting Common Stock


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14.    Type of Reporting Person

       IA



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1.       Names of Reporting Persons



         Christopher E. Olin



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         AF, PF


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	United States of America

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Number of Shares        (7)     Sole Voting Power          10,175 shares
Beneficially						   of Non-Voting
Owned by Each						   Common Stock
Reporting Person With:	(8)     Shared Voting Power        358,677 shares
							   of Non-Voting
							   Common Stock

		        (9)     Sole Dispositive Power     10,175 shares
							   of Non-Voting
							   Common Stock

		        (10)   	Shared Dispositive Power   358,677 shares
							   of Non-Voting
							   Common Stock

----------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       368,852 shares of Non-Voting Common Stock


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12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares



       [_]

-----------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row 11



       2.9% of the outstanding shares of Non-Voting Common Stock

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14.    Type of Reporting Person

       IN



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1.       Names of Reporting Persons



         Timothy Stabosz



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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]



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3.       S.E.C. Use Only



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4.       Source of Funds

         PF


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


----------------------------------------------------------------------

6.      Citizenship or Place of Organization



	United States of America

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Number of Shares        (7)     Sole Voting Power          588,933 shares
Beneficially						   of Non-Voting
Owned by Each						   Common Stock
Reporting Person With:

                        (8)     Shared Voting Power        0

		        (9)     Sole Dispositive Power     588,933 shares
							   of Non-Voting
							   Common Stock

		        (10)   	Shared Dispositive Power   0



----------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       588,933 shares of Non-Voting Common Stock

-----------------------------------------------------------------------

12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares



       [_]

-----------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row 11



       4.6% of the outstanding shares of Non-Voting Common Stock

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14.    Type of Reporting Person

       IN



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This Amendment No. 4 to Schedule 13D relates to the Schedule 13D filed on
August 20, 2018 (the "Original Schedule 13D") by (i) Alesia Value Fund LLC ("AVF"), a California limited liability company, (ii) Alesia Asset Management LLC ("AAM"), a California limited liability company, (iii)
Alesia Investment Management LLC ("AIM"), a California limited liability company, (iv) Christopher E. Olin ("Olin"), a citizen of the United States, and (v) Timothy Stabosz ("Stabosz"), a citizen of the United States, (collectively, the "Reporting Persons") relating to the Voting Common Stock, par value $0.10 per share and the Non-Voting Common Stock, par value $0.10 per share, (collectively, the "Shares") of PHI, Inc., a Louisiana corporation (the "Issuer").

Except as specifically amended by this Amendment No. 4 and any previous amendments, the Original Schedule 13D is unchanged.





Item 3. Source and Amount of Funds or Other Consideration



The first paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

"(i) The aggregate consideration paid for the 65,689 shares of Non-
Voting Common Stock owned directly by AVF was $569,759.59, inclusive of brokerage commissions. The Shares owned by directly by AVF were acquired with the working capital of AVF. (ii) The aggregate consideration paid for the 292,988 shares of Non-Voting Common Stock purchased by AIM on behalf of its investment advisory clients was $2,920,433.34, inclusive of brokerage commissions. The Shares purchased by AIM were acquired with the investment capital of AIM's client accounts. (iii) The aggregate consideration paid for the 34,557 shares of Non-Voting Common Stock owned directly by Olin was $344,830.88, inclusive of brokerage commissions. The shares owned directly by Olin were purchased with personal funds. (iv) The aggregate consideration paid for the 588,933 shares of Non-Voting
Common Stock owned directly by Stabosz was $5,358,368.62, inclusive of brokerage commissions. The shares owned directly by Stabosz were purchased with personal funds."


Item 4. Purpose of Transaction



Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

"Between October 23, 2018 and November 13, 2018, the Reporting Persons made additional transactions in the Shares of the issuer in open market transactions. Purchases were made based on the Reporting
Persons' beliefs that the Shares, when purchased, were undervalued and presented an attractive investment opportunity. Sales were made for portfolio management purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability or demand of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may increase or decrease their positions in the Issuer."




Item 5. Interest in Securities of the Issuer


Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:


"Based on the Issuer's quarterly report on Form 10-Q filed on November 9, 2018, there were 12,914,011 shares of Non-Voting Common Stock and 2,905,757 shares of Voting Common Stock outstanding as of October 31, 2018.

As a group, the Reporting Persons control 7.4% of the Issuer's Non-Voting Common Stock outstanding.

  A. AVF directly owns 65,689 shares of Non-Voting Common Stock, constituting 0.5% of the outstanding Non-Voting Common Stock. AVF has shared voting and dispositional power for 65,689 shares of Non-Voting Common Stock.

  B. AAM is the managing member of AVF and may be deemed to be the beneficial owner of the 65,689 shares of Non-Voting Common Stock owned by AVF. This ownership constitutes 0.5% of the outstanding Non-Voting Common Stock. AAM has shared voting and dispositional power for 65,689 shares of Non-Voting Common Stock.

  C. Investment advisory clients of AIM directly own 292,988 shares of Non-Voting Common Stock. These shares represent 2.3% of the outstanding Non-Voting Common Stock. AIM has shared voting and dispositional power for 292,988 of Non-Voting Common Stock. For the investment advisory accounts of AIM's clients that hold Shares, persons other than AIM have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares. No individual client of AIM is known to hold more than five percent of either class of the Issuer's Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, AIM hereby declares that nothing in this schedule shall be construed as an admission that AIM is, for purposes of Section 13(d) or 13(g) of Securities Exchange Act, the beneficiary of the securities covered by this schedule.

  D. Olin is the sole managing member of AAM and AIM. Olin therefore has shared voting and dispositional power over 358,677 shares of Non-Voting Common Stock. These shares represent 2.9% of the Issuer's outstanding Non-Voting Common Stock. Olin owns directly 34,557 shares of Non-Voting Common Stock. These shares represent 0.3% of the Issuer's Non-Voting Common Stock outstanding. Olin shares voting and dispositional power with AIM for 24,382 shares of Non-Voting Common Stock (0.2% of the outstanding Non-Voting Common Stock) and has sole voting and dispositional power over 10,175 shares of Non-Voting Common Stock, representing 0.1% of the outstanding shares of the Issuer's Non-Voting Common Stock.

  E. Stabosz directly owns 588,933 shares of the Non-Voting Common Stock. These shares represent 4.6% of the Issuer's outstanding Non-Voting Common Stock. Stabosz has sole voting and dispositional power over 588,933 shares of Non-Voting Common Stock.

  F. Transactions in the Shares by the Reporting Persons over the past 60 days are set forth in an attached exhibit and are incorporated herein by reference. Transactions reported in the exhibit have been aggregated by transaction date. The specific prices of individual transactions will be made available to the Commission, the Issuer, or any shareholder upon request."




Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibits:

Exhibit No.		Description

Ex. 8			Amended Transactions in the Shares by the
			Reporting Persons









SIGNATURES



After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.







Date: November 13, 2018

Alesia Value Fund LLC
By: Alesia Asset Management LLC
its managing member


/s/ Christopher E. Olin
-------------------------------
Name: Christopher E. Olin
Title: Managing Member
Alesia Asset Management LLC


/s/ Christopher E. Olin
-------------------------------
Name: Christopher E. Olin
Title: Managing Member
Alesia Investment Management LLC


/s/ Christopher E. Olin
-------------------------------
Christopher E. Olin, individually


/s/ Timothy Stabosz
-------------------------------
Timothy Stabosz, individually